Aebi Schmidt Holding AG Leutschenbachstrasse 52 | CH-8050 Zürich Phone: +41 44 308 58 00 | Fax: +41 44 308 58 30 www.aebi-schmidt.com

Aebi Schmidt Holding AG Leutschenbachstrasse 52 | CH-8050 Zürich

May 12, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joyce Sweeney Christine Dietz Marion Graham Matthew Derby

Re:	Aebi Schmidt Holding AG Registration Statement on Form S-4 Filed April 4, 2025 File No. 333-286373 Request for Effectiveness

Ladies and Gentlemen:

We refer you to the Registration Statement on Form S-4 (File No. 333-286373) (the “Registration Statement”) filed by Aebi Schmidt Holding AG (“Aebi Schmidt”) with the Commission on April 4, 2025, as amended on May 5, 2025 and May 12, 2025.

Aebi Schmidt hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on May 13, 2025, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.  We understand that The Shyft Group, Inc. intends to file its proxy statement that is included in the Registration Statement shortly after the effective time of the Registration Statement.

Please contact John F. (Jake) Brown of Wuersch & Gering LLP at (212) 509-4741 or jake.brown@wg-law.com with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Brown and that such effectiveness also be confirmed in writing.

Sincerely,

On behalf of
Aebi Schmidt Holding AG

/s/ Barend Fruithof	/s/ Thomas Schenkirsch
Barend Fruithof	Thomas Schenkirsch
Chief Executive Officer	Head Group Strategic Development
Aebi Schmidt Holding AG	Aebi Schmidt Holding AG